U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For May 26, 2011	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)

1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On May 19, 2011 Encana Corporation ("Encana") furnished on Form 6-K to the United States Securities and Exchange Commission (the "SEC") a Short Form Base Shelf Prospectus and Dealer Agreement, each dated May 18, 2011, relating to the offering from time to time by Encana of certain Medium Term Notes (the "Notes").

Encana is furnishing with this report on Form 6-K  the Trust Indenture attached hereto as Exhibit 99.1 between Encana and BNY Trust Company of Canada, under which, as may be supplemented and amended from time to time by supplemental indentures, the Notes will be issued.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2011
ENCANA CORPORATION (Registrant)
By:	/s/ Dawna Gibb
	Name:	Dawna Gibb
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	Trust Indenture between Encana Corporation and BNY Trust Company of Canada dated as of May 26, 2011.